Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS EXPANDS PROSTATE CANCER TRIAL OF GTI-2501 WITH DOCETAXEL TO TWO ADDITIONAL SITES IN CANADA

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, July 8, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer today announced that it has expanded its Hormone Refractory Prostate Cancer (HRPC) trial to two additional sites in Canada.  The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.

The principal investigators at the new sites will be Dr. Peter Venner, Director of the Division of Medical Oncology at the Cross Cancer Institute, Edmonton, Alberta, and Dr. Scott Ernst, Associate Professor, Division of Medical Oncology, at the London Regional Cancer Centre, London, Ontario.  Both are leading researchers in the field representing major centres for prostate cancer research in Canada and have contributed to many trials and publications in the treatment of this disease.  Dr. Venner and Dr. Ernst will collaborate with Sunnybrook and Women’s Health Centre in Toronto where the clinical trial has been ongoing under the direction of Dr. Scott Berry and Dr. Lawrence Klotz.

GTI-2501 is a novel investigational antisense drug which has shown a favorable safety profile in preclinical studies and in a phase I clinical trial.  Initial testing has demonstrated strong antitumor activity in preclinical studies in prostate cancer and a variety of other tumor types.  It is designed to exert its activity by specific downregulation of the R1 component of ribonucleotide reductase, an enzyme essential for DNA replication and cell proliferation which is upregulated in a variety of different tumors.  Docetaxel is a chemotherapeutic agent extensively studied for the treatment of prostate cancer.

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“Lorus is very pleased to extend its collaboration to additional sites in this clinical program, and is looking forward to the results that will come out of this promising clinical study of an unique combination of drugs for the treatment of hormone refractory prostate cancer,” said Dr Jim Wright, CEO of Lorus Therapeutics.

Prostate cancer is the most frequently diagnosed cancer in men, with over 230,110 new cases diagnosed in the United States each year, and 29,900 deaths, second only to lung cancer, according to the 2004 estimates recently released by the American Cancer Society.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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